SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             COMMISSION FILE NUMBER
                                     0-20722

(Check One):|X| Form 10-K |_|Form 20-F |_|Form 11-K | | Form 10-Q| _| Form N-SAR
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                                  CUSIP NUMBER
                                    651362105

     For Period Ended: 5/31/98
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     [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
PML, INC.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

27120 SW 95th Avenue
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City, State and Zip Code

Wilsonville, Oregon 97070
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PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, | or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the | subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth | calendar day following the prescribed due date; and

  |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The registrant has been installing a new accounting and MIS computer system this fiscal year. The registrant and its outside auditors have been required to perform additional testing of the financial information generated by this new system in order to ensure its accuracy, and this has engendered unforseen delays in producing the annual financial statements. Registrant anticipates filing well within the time period permitted under Rule 12b-25(b)(2)(ii).

PART IV--OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

    James N. Weider, Vice President - Finance     (503) 570-2500
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                  (Name)                          (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes | | No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PART IV--OTHER INFORMATION, ATTACHMENT

(3) Explanation of significant change anticipated:

    Sales for fiscal 1998 were $13,935,958 compared to sales of $13,319,120 for fiscal 1997. Net income was $33,930 in fiscal 1998 compared to $669,371 in fiscal 1997. The Company made over $600,000 of internal investments in Cost of Goods Sold and SG&A expenses which are expected to improve long-term growth and profitability. These investments will be discussed in detail in the MD&A section of Form 10-KSB.

                                  PML, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 28, 1998         By  /s/James N. Weider
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                               James N. Weider, Vice President - Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.